

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
Oliver Bialowons
President
SmartHeat, Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re: SmartHeat, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 18, 2014**
> **File No. 001-34246**

Dear Mr. Bialowons:

We have reviewed your amended filing and your supplemental submission dated August 11, 2014 and we have the following comments.

General

1. Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

2. Please include a form of proxy card with your next amendment.

3. Please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X, including for the registrant, for the disposed entities, and on a pro forma basis.

Reasons for the Stock Sale, page 41

4. We note your proposed response to comment 3 in our letter dated August 4, 2014. Please revise your proxy statement to clearly state that a fairness opinion will not be completed and available for review by shareholders prior to the shareholder meeting and vote.

Financial Statements, page 50

5. Please provide an introduction to the pro forma financial statements that explains what the pro forma financial statements are presenting, including the deconsolidation of the

disposed entities and the retention of a 20% investment in those entities. Refer to Article 11-02(b)(2) of Regulation S-X.

Unaudited Pro Forma Consolidated Balance Sheet, page 51

6.   We note your response to prior comment five; however, please explain how the related party amounts disclosed in your response letter reconcile to each pro forma adjustment in your proxy statement and clarify why certain related party amounts disclosed in your response letter do not appear to be disclosed in the financial statements of the disposed entities. Also, please more fully explain when and how the remaining related party balances included in the pro forma balance sheet will be settled.

7.   We note your response to prior comment six; however, it appears to us that under the cost method the remaining 20% interest in the disposed entities you will continue to own and record as a long-term investment in the pro forma balance sheet at March 31, 2014, is required to be recorded at the lower of cost or market as provided in ASC 325-20-35. It also appears to us that the market value of the remaining 20% interest should be based on the terms of the transaction, including the amount paid for the 80% interest and the option price you can require the Buyers to pay for the remaining 20% interest. Please explain why you believe recording the remaining interest at 20% of its net book value is appropriate or how you determined that amount is recoverable based on the terms of the transaction. Also, please clarify how you determined the cost method is appropriate given your 20% interest. If you continue to believe that the cost method is appropriate, please tell us your consideration for treating the disposed operations as discontinued operations.

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2014, page 52 and Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013, page 53

8.   We note your response to prior comment ten; however, given that you sold a 40% interest in the disposed entities at a substantial discount to their net carrying value as of December 31, 2013 and agreed to sell an additional 40% interest, also at a substantial discount, please explain how you determined the assets retained were not impaired as of that date. If the carrying values of the assets of the disposed entities are not impaired and are recoverable, please explain why you would seek shareholder approval to sell the assets to related parties at a substantial discount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729, with any other questions

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Robert Newman, Esq. (*via e-mail*)
       Newman & Morrison LLP